Exhibit 12.1

Statement of Ratio of Earnings to Fixed Charges

	Predecessor								Successor	Pro Forma
	Fiscal Year Ended December 31, 1999 (a)	Fiscal Year Ended December 31, 2000 (a)	Period from January 1, 2001 to June 21, 2001 (a)	Period from June 23, 2001 to December 31, 2001	Fiscal Year Ended December 31, 2002		Period from January 1, 2003 to June 25, 2003	Period from June 25, 2003 to December 31, 2003	Fiscal Year Ended December 31, 2004	Fiscal Year Ended December 31, 2004
	(Dollars in thousands)
Rent expense for operating leases	n/a	n/a	n/a	$865	$1,824		$1,011	$1,208	$2,791	$4,924

Fixed Charges:
Interest expense	n/a	n/a	n/a	2,718	4,909		6,270	4,179	18,601	19,606
One-third of rental expense	n/a	n/a	n/a	288	608		337	403	930	1,641
Total fixed charges	n/a	n/a	n/a	3,006	5,517		6,607	4,582	19,531	21,247

Income (loss) before taxes	n/a	n/a	n/a	(3,521)	5,181		(22,651)	(728)	(21,232)	9,538
Total earnings (before income taxes and fixed charges)	n/a	n/a	n/a	$(515)	$10,698		$(16,044)	$3,854	$(1,701)	$30,785

Ratio of earnings to fixed charges	n/a	n/a	n/a	—	1.9	x	—	—	—	1.4	x
Fixed charges in excess of earnings	n/a	n/a	n/a	$3,521	$—		$22,651	$728	$21,232	$—

(a)	The ratio of earnings to fixed charges was not applicable to periods ending on, or prior to, June 21, 2001, as the operating results from those periods consisted of a “carve out” of activity from Varsity Brands, Inc. which did not include an allocation of interest expense.